Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

A.	Full Title of the Plan:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4.

b) Exhibit Index:

23.1	The consent of Fischer Cunnane & Associates Ltd, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 29, 2009	By:	/s/ Gilbert B. Mateer
Gilbert B. Mateer
Benefit Plans Administrative Committee

BRYN MAWR BANK CORPORATION 401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered

Public Accounting Firm Thereon)

THE BRYN MAWR BANK CORPORATION 401(K) PLAN

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bryn Mawr Bank Corporation 401(K) Plan

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(K) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2008 and 2007, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd Certified Public Accountants

West Chester, Pennsylvania

June 26, 2009

BRYN MAWR BANK CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Investments	$13,705,163	$13,844,297
Common trust funds	—	4,471,546
Participant loans	500,081	424,596

Total investments	14,205,244	18,740,439

Receivables:
Accrued interest and dividends	—	26,924
Contributions receivable – Employer	253,499	351,013

Total receivables	253,499	377,937

Total assets	14,458,743	19,118,376

Liabilities:
Accrued liabilities	8,259	—

Total liabilities	8,259	—

Net assets available for benefits	$14,450,484	$19,118,376

See accompanying notes to financial statements.

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BRYN MAWR BANK CORPORATION 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Dividends	$569,991	$663,755
Interest	31,466	32,103
Qualified Common Trust Fund income	—	133,527
Net (depreciation) appreciation in the fair value of investments	(4,892,878)	28,310

Total investment income (loss)	(4,291,421)	857,695

Contributions:
Employer	833,490	675,738
Employee	1,226,742	1,146,035
Rollovers	154,370	228,781

Total contributions	2,214,602	2,050,554

Benefits paid & administrative expenses:
Benefits paid to participants	2,554,973	1,806,181
Administrative expenses	36,100	17,039

Total benefits paid & administrative expenses	2,591,073	1,823,220

Net (decrease) increase in net assets available for benefits	(4,667,892)	1,085,029
Net assets available for benefits:
Beginning of year	19,118,376	18,033,347

End of year	$14,450,484	$19,118,376

See accompanying notes to financial statements.

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BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(K) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2008, the Bryn Mawr Bank Corporation 401(K) Plan was converted to a Daily Valuation plan, record keeping services were transferred to Web401K.com, Inc. and custody of Plan assets, except the Bryn Mawr Bank Corporation stock fund, was transferred to Fidelity Investments (Fidelity). Prior to this date, it was a balance forward plan, valued monthly. Also, prior to this conversion, record keeping services were completed by Bryn Mawr Trust Company’s Retirement Services Group and SEI Investments had custody of all assets.

(b)	Eligibility

Employees of Bryn Mawr Bank Corporation and its subsidiaries become eligible to participate in the Plan on the next entry date following the completion of six months of employment, during which they are credited with at least 500 hours of service.

(c)	Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their pay on a pre-tax or after-tax basis, subject to certain limitations. Such contributions are processed with each payroll and are matched quarterly dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay.

Effective October 1, 2006, an “automatic enrollment” feature and an “automatic increase” feature were implemented. Under the enrollment feature, 3% of compensation shall be automatically deducted from pay on a pre-tax basis for each employee who is eligible to participate and has confirmed participation in the Plan. Under the automatic increase feature, each participating employee’s contributions to the Plan will automatically be increased by 1% of his or her compensation as of each January 1, unless the employee elects in writing, to reject these automatic increases. In no event will more than 10% of compensation be contributed to the Plan under the automatic increase feature, although an employee may elect to contribute more than 10%.

In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Corporation’s profitability. Effective April 1, 2008, the Corporation began making quarterly contributions equal to 3% of gross compensation allocated as a discretionary contribution to eligible participants. There were no additional contributions

4	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

made in 2007 based on profitability. However in 2007, due to the termination of the Corporation’s Post Retirement Medical and Death Benefit Plan, a special contribution totaling $264,371 was approved for allocation to all eligible employees. The participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2008, the Plan offers the Corporation’s common stock, three money market funds, and fourteen mutual funds as investment options for participants. The match and discretionary contributions are allocated among the investment options based upon the elections made by the participants.

(d)	Amendments to the Plan

Effective January 1, 2007 a Roth 401(K) feature was added to the Plan whereby participants may elect to contribute to the Plan on an after-tax basis, rather than a pre-tax basis. In general, distributions of the after-tax Roth 401(K) contributions, as well as earnings attributable to Roth 401(K) contributions, are tax-free to the recipient if the distributions are made to the employee after attaining age 59 1/2 or on account of disability, or to a beneficiary of a deceased employee, provided the distribution is made at least five years after the first year in which the employee made Roth 401(K) contributions to the Plan. Roth 401(K) contributions shall be eligible for the same matching contribution and the same distribution and withdrawal options as pre-tax contributions.

(e)	New Investment Options

Effective March 1, 2007, a new fund category was added, the International Emerging Market, which included the Lazard Emerging Markets Fund. In addition, effective October 1, 2007, the Wells Fargo C&B Large Cap Value Fund was converted to Excelsior Value & Restructuring Fund. During the first quarter of 2008, reorganization of Excelsior Value & Restructuring Fund as part of the integration of the Excelsior Funds into the Columbia Funds was completed and the Excelsior Value & Restructuring Fund was renamed the Columbia Value & Restructuring Fund.

Two common trust funds and two mutual funds were deleted as investment options during 2008. Additionally, the Plan added the following investment options during 2008: Fidelity Prime Obligation Money Market Fund, Fidelity Cash Reserves Money Market Fund, Fidelity Spartan 500 Fund, Wells Fargo Advantage Government SEC Fund, Federated Total Return Bond Fund, T Rowe Growth Stock Fund, Federated Mid-Cap Index Fund and Federated MTD All Cap Core Fund.

(f)	Payment of Benefits

Upon termination, as defined by the Plan Document, a participant may elect to receive either a lump-sum equal to the value of the participant’s vested interest in their account or annual payments.

(g)	Vesting

Participants are immediately vested in all contributions.

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BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contribution and (b) Plan earnings (losses), and charged with a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)	Participants Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years, while some loans under the previous loan policy have original terms of 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans range from 4.50% to 8.75% at December 31, 2008.

(j)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% withdrawal penalty to the participant.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, “Fair Value Measurements” and subsequently adopted certain related FASB staff positions. Refer to note 3 for disclosures provided for fair value measurement of plan investments.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

6	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common trust funds (funds) are stated at fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Corporation common stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Payment of Benefits

Benefits are recorded when paid.

(3)	Fair Value Measurement

On January 1, 2008, the plan adopted FASB Statement No. 157(“FAS157”), “Fair Value Measurements” and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

FAS157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. FAS157 establishes three levels of input that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

7	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,658,048	$—	$—	$2,658,048
Common stock	2,567,835	—	—	2,567,835
Mutual funds	8,479,280	—	—	8,479,280
Participant loans	—	—	500,081	500,081

Total investments measured at fair value	$13,705,163	$—	$500,081	$14,205,244

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of participant loans above, all of which mature by the end of 2022 and are secured by vested account balances of borrowing participants, were derived using inputs from unobservable market data. The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$424,596
Issuances, repayments and settlements, net	75,485

Balance as of December 31, 2008	$500,081

In April 2009, the FASB issued Staff Position (“FSP”) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP supersedes FSP FAS 157-3 and provides additional guidance in determining whether a market is active or inactive and whether a transaction is distressed. It is applicable to all assets and liabilities that are measured at fair value and requires enhanced disclosures. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Management believes that the adoption of this FSP will not have a material impact on the Plan’s financial statements.

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BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007.

	2008	2007
Federated Prime Obligations Fund, 3,038,328 shares	$—	$3,038,328
Qualified Equity Fund, 30,029 shares *	—	3,217,961
Qualified Income Fund II, 127,096 shares *	—	1,253,585
Bryn Mawr Bank Corporation Common Stock, 127,753 and 135,548 shares, respectively *	2,567,835	3,108,116
Templeton Foreign Fund, 67,324 and 77,067 shares, respectively	997,748	2,204,130
Vanguard 500 Index Fund, 14,847 shares	—	1,657,538
LKCM Small Equity Institutional Fund, 65,741 and 67,765 shares, respectively	804,672	1,357,330
Fidelity Prime Obligations Fund, 2,643,735 shares *	2,643,735	—
Federated Total Return Bond Fund, 115,580 shares	1,176,600	—
Fidelity Spartan 500 Fund, 38,359 shares *	2,382,505	—

*	Party-in-interest

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Bryn Mawr Bank Corporation Stock Fund	$(376,003)	$(105,082)
Common trust funds	—	61,865
Mutual funds	(4,516,875)	71,527

	$(4,892,878)	$28,310

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated March 7, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The prior determination letter maintained by the Plan was dated September 12, 2002. The Plan has been amended since receiving the March 7, 2008 determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

9	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)	Related-Party Transactions

Certain Plan investments are common trust funds managed by the Bank through December 31, 2007, as well as shares of common stock issued by the Corporation. The Corporation is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the custodian for these investments and, therefore, these transactions qualify as party-in-interest transactions.

(8)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

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Plan EIN - 23-2434506

Plan No. - 002

Schedule 1

BRYN MAWR BANK CORPORATION 401(K) PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue	(c) Description of investment	(d) Current value
*	Fidelity Prime Obligations Fund	Money Market Fund	$2,643,735
*	Fidelity Cash Reserves	Money Market Fund	7,071
	Federated Prime Obligations Fund	Money Market Fund	7,242
*	Bryn Mawr Bank Corporation Stock Fund	Common Stock	2,567,835
	Columbia Value & Restructuring Fund	Registered Investment Company	460,652
*	Fidelity Spartan 500 Fund	Registered Investment Company	2,382,505
	Wells Fargo Advantage Gov’t SEC Fund	Registered Investment Company	480,514
	Federated Total Return Bond Fund	Registered Investment Company	1,176,600
	LKCM Small Equity Institutional Fund	Registered Investment Company	804,672
	Templeton Foreign Fund	Registered Investment Company	997,748
	T Rowe Price Growth Stock Fund	Registered Investment Company	89,968
	Federated Mid Cap Index Fund	Registered Investment Company	263,839
	Federated MTD All Cap Core Fund	Registered Investment Company	91,751
	T Rowe Price Retirement Target 2010 Fund	Registered Investment Company	473,217
	T Rowe Price Retirement Target 2020 Fund	Registered Investment Company	623,942
	T Rowe Price Retirement Target 2030 Fund	Registered Investment Company	211,143
	T Rowe Price Retirement Target 2040 Fund	Registered Investment Company	221,798
	Lazard Emerging Market Fund	Registered Investment Company	200,931
*	Participant Loans	Loans to participants (4.50% to
		8.75%; maturing 3/2006 to 7/2022)	500,081

			$14,205,244

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

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